SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934



ChemFirst Inc.
(Name of Issuer)

Common Stock $1.00 Par Value Per Share
(Title of Class of Securities)



_________16361A106________
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


______________________October 2, 2002________________________
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 0.



CUSIP No. 16361A106

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Funds, LLC I.D. NO.  13-4044523
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

 83,700     (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

   83,700          (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    83,700                (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.58%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA
CUSIP No. 16361A106

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Investors, Inc.
I.D. NO.  13-4044521
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

228,700 (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

228,700 (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

228,700 (Item 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.60%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA, CO

CUSIP No. 16361A106

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Securities, Inc.    I.D. NO.  13-3379374
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00 - Client funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

 535,000     (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

 535,000     (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  535,000     (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.75%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO
CUSIP No. 16361A106

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MJG Associates, Inc.
I.D. NO.  06-1304269
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY


4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00-Client Funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Connecticut

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

 1,500     (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

1,500     (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,500     (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.01%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 CO
CUSIP No. 16361A106
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Group Capital Partners, Inc.   I.D. NO.  13-3056041
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
   None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

None

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

NONE

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

NONE
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 16361A106
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Asset Management Inc.
I.D. NO.  13-4007862
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

None

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

NONE

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 16361A106
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marc J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
  None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

None

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

NONE

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

None
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

CUSIP No. 16361A106
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
 None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

None

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

NONE

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

Item 1.		Security and Issuer
The class of equity securities to which this statement on Schedule
13D relates is the Common Stock, par value $1.00 per share ("Securities"), of ChemFirst Inc. (the "Issuer"), a Mississippi corporation with principal offices located at 700 North Street, Jackson, Mississippi 39202.

Item 2.		Identity and Background
		This statement is being filed by Mario J. Gabelli ("Mario Gabelli"), Marc J. Gabelli ("Marc Gabelli") and various entities which either one directly or indirectly controls or for which either one acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch") and Lynch Interactive Corporation ("Interactive"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, as broker/dealer and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.
	The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed
Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
	(a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Group Capital Partners, Inc. ("Gabelli Partners"), Gabelli Asset Management Inc. ("GAMI"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Advisers, Inc. ("Gabelli Advisers"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli &
Company"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), MJG Associates, Inc. ("MJG Associates"), Gemini Capital Management LLC ("Gemini"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, Marc Gabelli, Lynch,
and Interactive. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
	Gabelli Partners makes investments for its own account and is the parent company of GAMI. GAMI, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, each of which is named below.
	GAMCO, a wholly-owned subsidiary of GAMI, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
	GSI, a majority-owned subsidiary of GAMI, acts as a general partner or investment manager to limited partnerships and offshore investment companies and as a part of its business regularly purchases and sells securities for its own account. It is the immediate parent of Gabelli & Company. GSI is the Investment Manager of Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia
Partners, L.P. GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited ("GSIL"). GSIL provides investment advisory
services to offshore funds and accounts.   GSIL is the investment advisor of
Gabelli International Gold Fund Limited and Gabelli European Partners, Ltd.
GSIL and Gemini are the investment advisors of Gabelli Global Partners, Ltd.
	Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
	Gabelli Funds, a wholly owned subsidiary of GAMI, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers
Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold
Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust,
The Gabelli Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli
Blue Chip Value Fund, The Gabelli Mathers Fund, The Comstock Capital Value Fund and The Comstock Strategy Fund (collectively, the "Funds"), which are registered investment companies.
	Gabelli Advisers, a subsidiary of GAMI, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mitessm Fund.
	The Plan, a qualified employee profit sharing plan, covers substantially all employees of GAMI and its affiliates.
	MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder,
director and employee of MJG Associates.   MJG Associates is the Investment
Manager of Gabelli International Limited, Gabelli International II Limited, Gabelli Performance Partnership, and Gabelli Fund, LDC.
	Gemini is a limited liability company whose primary business purpose is to provide advisory services to offshore funds. Marc Gabelli is the President and Chief Investment Officer of Gemini.
The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.
	Lynch is a public company traded on the American Stock Exchange engaged in manufacturing. Interactive is a public company listed on the American Stock Exchange and is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. Lynch and Interactive actively pursue new business ventures and acquisitions. Lynch and Interactive make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities. Mario J. Gabelli is a director, officer and a substantial shareholder of Lynch and Interactive.
	Mario Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of Gabelli Partners and GAMI, and the
Chief Investment Officer for each of the Reporting Persons other than Gemini. Gabelli Partners is the majority shareholder of GAMI. GAMI, in turn, is the sole stockholder of GAMCO. GAMI is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI. Marc Gabelli is the majority stockholder of Gemini.
	The Reporting Persons do not admit that they constitute a group.
	Gabelli Partners, GAMI, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 8 Sound Shore Dr., Greenwich, CT 06830. Gemini is a Delaware limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Lynch is an Indiana corporation having its principal business office at 50 Kennedy Plaza, Suite
1250, Providence, Rhode Island 02903. Interactive is a Delaware corporation having its principal place of business at One Corporate Center, Rye, New York 10580.
	For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to
Schedule I annexed hereto and incorporated herein by reference.
		(f)  - Reference is made to Schedule I hereto.

Item 3.		Source and Amount of Funds or Other Consideration
		The Reporting Persons used an aggregate of approximately $24,597,006 to purchase the Securities reported as beneficially owned in Item
5. GAMCO and Gabelli Funds used approximately $6,614,292 and $2,430,614, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients. GSI and MJG Associates used approximately $15,508,711 and $43,389, respectively, of client funds to purchase the Securities reported by them.

Item 4.		Purpose of Transaction
		Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
		The Reporting Persons, with the exceptions of Lynch and its affiliates, are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations. In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). The Reporting Persons do not believe they possess material inside information concerning the Issuer. As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.
		Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer. However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the 1940 Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the 1940 Act, if required, and in accordance with other applicable law. In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients. Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities. Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
		With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values. Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options. Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders. In the event that the aggregate voting position of all joint filers shall exceed 25% of the total voting position of the issuer then the proxy voting committees of each of the Funds shall vote their Fund's shares independently.
		Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family. Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
		Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.		Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 848,900 shares, representing 5.95% of the 14,246,940 shares outstanding as reported on the Issuer's most recent Form 10-Q for the quarter ended June 30, 2001. The Reporting Persons beneficially own those Securities as follows:

Name

Shares of
Common Stock

% of Class
of
Common
Gabelli Funds

GAMCO

83,700

228,700
0.58%

1.60%
GSI
535,000
3.75%

MJG Associates

1,500

0.01%

Mario Gabelli

0

0.00%

Marc Gabelli

0

0.00%

		Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Marc Gabelli and Gemini. Marc Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by Gemini. GSI is deemed to have beneficial ownership of the Securities owned beneficially by Gabelli & Company. GAMI and Gabelli Partners are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli, Marc Gabelli, Gemini and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (ii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iii) the power of Mario Gabelli, Marc Gabelli, GAMI, and Gabelli Partners is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
		(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
		(d) The investment advisory clients of Gabelli Funds, Gabelli Advisers, GAMCO, GSI, MJG Associates and Gemini, and the partners of the various partnerships managed by Mario Gabelli and GSI (to the extent of their economic interest there-in), have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons. Except as noted, no such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer
The powers of disposition and voting of Gabelli Funds, Gabelli
Advisers, GAMCO, GSI, MJG Associates and Gemini with respect to Securities owned beneficially by them on behalf of their investment advisory clients, and of Mario Gabelli and GSI with respect to Securities owned beneficially by them on behalf of the partnerships which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7.		Material to be Filed as an Exhibit
		The following Exhibit A is attached hereto. The following Exhibit B is incorporated by reference to Exhibit C in the Amendment No. 8 to Schedule
13D of the Reporting Persons with respect to Edgewater Technologies, Inc.
Exhibit A:


Joint Filing Agreement

Exhibit B:
Powers of Attorney to Stephen M. DeTore, Douglas R. Jamieson, and James E. McKee from Robert E. Dolan

Powers of Attorney to Stephen M. DeTore, Douglas R. Jamieson, and James E. McKee from Raymond H. Keller.

Powers of Attorney to Stephen M. DeTore, Douglas R.
Jamieson,, and James E. McKee from Mario J. Gabelli.

Powers of Attorney to Stephen M. DeTore, Karyn M. Nappi, and
James E. McKee from Marc J. Gabelli.




Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	October 14, 2002

MARIO J. GABELLI
MARC J. GABELLI
MJG ASSOCIATES, INC.



By:/s/ James E. McKee
    James E. McKee
    Attorney-in-Fact



GABELLI GROUP CAPITAL PARTNERS, INC.
GABELLI ASSET MANAGEMENT INC.
GABELLI FUNDS, LLC
GABELLI ADVISERS, INC.
GABELLI SECURITIES, INC.



By:/s/ James E. McKee
    James E. McKee
    Secretary



GAMCO INVESTORS, INC.



By:/s/ Douglas R. Jamieson
    Douglas R. Jamieson
    Executive Vice President


SCHEDULE I

Information with Respect to Executive
Officers and Directors of the Undersigned

Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.






Gabelli Group Capital Partners,
Inc.
Directors:

	Mario J. Gabelli

Chief Executive Officer and Chief Investment
Officer of Gabelli Group Capital Partners, Inc.,
Gabelli Asset Management Inc., and GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli
Funds, LLC; Chairman and Chief Executive Officer of Lynch Interactive Corporation; Vice Chairman of
Lynch Corporation.

	Richard B. Black
Vice Chairman of the Board of Directors of Oak
Technology, Inc.; Chairman of ECRM; Director of
The Morgan Group, Inc.; General Partner of KBA
Partners
Parker Plaza
400 Kelby Street
Fort Lee, NJ   07029

	Charles C. Baum





Chairman, Director and Chief Executive Officer of
The Morgan Group, Inc.; Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

	Eamon M. Kelly
Professor
Payson Center for International
Development Technology Transfer
Tulane University
300 Gibson Hall
6823 St. Charles Avenue
New Orleans, LA   70118

	Arnold M. Reichman
Business Consultant

	Marc J. Gabelli

Managing Director

	Matthew R. Gabelli

Vice President - Trading
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580
Officers:

	Mario J. Gabelli
Chairman, Chief Executive Officer and Chief
Investment Officer
               Vincent J.
Capurso

Executive Vice President and Chief Financial
Officer
	Robert S. Zuccaro
Vice President

	James E. McKee

Vice President, General Counsel and Secretary

Gabelli Asset Management
Inc.
Directors:

	Raymond C. Avansino,
Jr.
Chairman
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

	Mario J. Gabelli

See Above
	Paul B. Guenther

Chairman
New York Philharmonic
10 Lincoln Center Plaza
New York, NY 10023

	John C. Ferrara
President
SPACE.com
120 West 45th Street
New York, NY 10036

	Dr. Eamon M. Kelly
See Above

	Karl Otto Pohl (1)
Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany

Officers:



	Mario J. Gabelli


Chairman, Chief Executive Officer and Chief
Investment Officer

	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary

GAMCO Investors, Inc.
Directors:


	Douglas R. Jamieson
	Joseph R. Rindler,
Jr.
	Regina M. Pitaro
	F. William Scholz, II
	William S. Selby


Officers:


	Mario J. Gabelli
Chief Executive Officer and Chief Investment
Officer

	Joseph R. Rindler,
Jr.
Chairman

	Douglas R. Jamieson
Executive Vice President and Chief Operating
Officer

	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary
Gabelli Funds, LLC
Officers:


	Mario J. Gabelli

Chief Investment Officer
	Bruce N. Alpert
Executive Vice President and Chief Operating
Officer

	Gus Coutsouros
Vice President and Chief Financial Officer

	James E. McKee
Secretary

Gabelli Advisers, Inc.
Directors:


	Bruce N. Alpert
	John D. Gabelli
	Joseph R. Rindler.
Jr.


Officers:


	Bruce N. Alpert
Chief Operating Officer

               Gus
Coutsouros

Chief Financial Officer
	James E. McKee
Secretary


Gabelli Securities, Inc.


Directors:


	Robert W. Blake
President of W. R. Blake & Sons, Inc.
196-20 Northern Boulevard
Flushing, NY   11358

	Douglas G. DeVivo
General Partner of ALCE Partners, L.P.
One First Street, Suite 16
Los Altos, CA   94022

	Joseph R. Rindler,
Jr.
See above

Officers:


	Robert S. Zuccaro
Vice President-Finance

	James E. McKee
Secretary

Gabelli & Company, Inc.
Directors:


	James G. Webster, III
Chairman & Interim President

	Irene Smolicz
Senior Trader
Gabelli & Company, Inc.

	Robert S. Zuccaro
See above

Officers:


	James G. Webster, III
Chairman & Interim President

	Bruce N. Alpert
Vice President - Mutual Funds

	Walter K. Walsh
Compliance Officer

	James E. McKee
Secretary


Lynch Corporation,
50 Kennedy Plaza, Suite 1250, Providence, RI 02903

Directors:


	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	E. Val Cerutti
Business Consultant, Cerutti Consultants
227 McLain Street
Mount Kisco, NY   10540

	Avrum Gray



              Ralph R. Papitto

              Richard E. McGrail

              Raymond H. Keller

              Anthony R.
Pustorino
Gbar Limited Partnership
440 South LaSalle, Suite 2900
Chicago, IL 60605

Chairman and Chief Executive Officer

President and Chief Operations Officer

Vice President and Chief Financial Officer

Professor Emeritus
Pace University
1 Martine Avenue
White Plains, NY 10606

Officers:



	Ralph R. Papitto

See above
	Mario J. Gabelli
Vice Chairman

	Richard E. McGrail
See above

	Raymond H. Keller
See above



Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580


Directors:


	Paul J. Evanson
President
Florida Light & Power Co.
P.O. Box 14000
700 Universe Blvd.
Juno Beach, FL 33408

	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	Salvatore Muoio
Principal
S. Muoio & Co., LLC
Suite 406
509 Madison Ave.
New York, NY 10022

	John C. Ferrara
See above

	David C. Mitchell
Business Consultant
c/o Lynch Interactive Corporation
401 Theodore Fremd Ave.
Rye, NY 10580

	Vincent S. Tese
Lawyer, Investment Adviser and Cable Television
Executive
c/o Bear Stearns & Company, Inc.
245 Park Avenue, 19th Floor
New York, NY 10167


Frederic V. Salerno
Vice Chairman
Verizon Communications, Inc.
1095 Avenue of the Americas
New York, New York 10036
Officers:


	Mario J. Gabelli
Chairman and Chief Executive Officer

	Robert E. Dolan

Chief Financial Officer
               John Fikre

Vice President - Corporate Development, General
Counsel, and Secretary

	(1) Citizen of Germany

	(2) Citizen of the Cayman Islands

	(3) Citizen of Bermuda

	(4) Citizen of Bermuda and Canada

	(5) Citizen of the UK

	(6) Citizen of Switzerland

	(7) Citizen of Italy











                                                SCHEDULE II

                                      INFORMATION WITH RESPECT TO
                           TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

                                             SHARES PURCHASED        AVERAGE
                                  DATE            SOLD(-)             PRICE(2)

           COMMON STOCK-CHEMFIRST INC

                    GABELLI SECURITIES INC.
                                10/11/02            5,500            29.1700
                                10/02/02            2,000            29.1700
                                 8/28/02              500            28.9700
                                 8/27/02            4,700            28.9967
                                 8/22/02            1,800            28.9689
                                 8/21/02            2,500            28.9560
                                 8/20/02            2,700            28.9609
                                 8/19/02            1,500            28.9693
                                 8/16/02            3,000            28.9626
                                 8/15/02            2,000            28.9563
                          GABELLI ASSOCIATES LTD
                                10/11/02           24,000            29.1700
                                10/04/02           14,000            29.1651
                                 8/28/02            5,000            28.9700
                                 8/27/02           43,000            28.9967
                                 8/26/02            3,000            28.9553
                                 8/22/02           14,000            28.9689
                                 8/21/02           20,600            28.9560
                                 8/20/02           24,000            28.9609
                                 8/19/02           17,000            28.9693
                                 8/16/02            1,000            28.9600
                                 8/16/02           21,400            28.9626
                                 8/15/02           15,000            28.9563
                                 8/14/02            1,600            28.9300
                          GABELLI ASSOCIATES FUND
                                10/11/02           22,000            29.1700
                                10/04/02           13,000            29.1651
                                10/03/02           13,000            29.1686
                                10/02/02            8,000            29.1700
                                 8/28/02            4,000            28.9700
                                 8/27/02           38,400            28.9967
                                 8/26/02            1,900            28.9553
                                 8/22/02           12,000            28.9689
                                 8/21/02           19,000            28.9560
                                 8/20/02           20,700            28.9609
                                 8/19/02           16,800            28.9693
                                 8/16/02           19,000            28.9626
                                 8/15/02           13,000            28.9563
                                 8/14/02            1,000            28.9300
                          GAF II
                                 8/27/02              500            28.9967
                                 8/21/02              300            28.9560
                                 8/20/02              500            28.9609
                                 8/15/02              200            28.9563
                    GAMCO INVESTORS, INC.
                                10/11/02           13,500            29.1700
                                10/10/02           10,900            29.1700
                                10/09/02           16,400            29.1700
                                10/08/02            2,100            29.1700
                                10/03/02            4,500            29.1686
                                10/02/02           20,000            29.1700
                                10/01/02           27,300            29.1600
                                 9/18/02            5,000            28.8000
                                 9/04/02            2,700            28.6800
                                 8/30/02            3,400            28.9800
                                 8/29/02            6,600            28.9859
                                 8/28/02              500            28.9700
                                 8/27/02           15,000              *DI
                                 8/27/02           15,000            29.0000
                                 8/27/02           14,000            28.9967
                                 8/22/02            4,000            28.9689
                                 8/22/02            2,000            29.0100
                                 8/22/02            2,000            28.9700
                                 8/21/02            5,000            28.9700
                                 8/21/02            7,400            28.9560
                                 8/20/02            6,800            28.9609
                                 8/19/02            5,000            28.9693
                                 8/16/02            8,000            28.9626
                                 8/15/02            9,900            28.9563
                                 8/15/02            1,300              *DI
                                 8/15/02            1,300            29.0000
                    MJG ASSOCIATES INC.
                         GABELLI FUND, LDC
                                 8/27/02              400            28.9967
                                 8/21/02              200            28.9560
                                 8/20/02              400            28.9609
                    GABELLI FUNDS, LLC.
                         GABELLI ABC FUND
                                10/07/02           13,700            29.1700
                                10/03/02            6,500            29.1600
                                10/02/02           11,800            29.1600
                                 9/03/02            1,300            28.9100
                                 8/30/02           25,300            28.9900


          (1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED ON THE NYSE.

          (2) PRICE EXCLUDES COMMISSION.

          (*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.


 Exhibit A

JOINT FILING AGREEMENT

		In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value of $1.00 Per share, of ChemFirst Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 14th day of October 2002.


MARIO J. GABELLI
MARC J. GABELLI
GABELLI PERFORMANCE PARTNERSHIP L.P.
GABELLI INTERNATIONAL LIMITED
GABELLI INTERNATIONAL II LIMITED
GABELLI FUND, LDC
GABELLI FOUNDATION, INC.
GEMINI CAPITAL MANAGEMENT LLC


By:/s/ James E. McKee

     James E. McKee
     Attorney-in-Fact



GABELLI GROUP CAPITAL PARTNERS, INC.
GABELLI ASSET MANAGEMENT INC.
GABELLI FUNDS, LLC
GABELLI SECURITIES, INC.
GABELLI & COMPANY, INC.


By: /s/ James E.
McKee__________________________


ALCE PARTNERS, L.P.
GABELLI MULTIMEDIA PARTNERS, L.P.
GABELLI EUROPEAN PARTNERS MASTER FUND, LTD.
GABELLI GLOBAL PARTNERS MASTER FUND, LTD.
GABELLI ASSOCIATES LIMITED
GABELLI ASSOCIATES FUND



By:/s/ James E. McKee
      James E. McKee
      Secretary of Gabelli Securities Inc.



LYNCH CORPORATION
LYNCH INTERACTIVE CORPORATION


BY:/s/ James E. McKee
___________________________
       James E. McKee
       Attorney-in-Fact



GABELLI & COMPANY, INC.
PROFIT SHARING PLAN



By:/s/ Douglas R. Jamieson

     Douglas R. Jamieson
     Trustee



GAMCO INVESTORS, INC.


By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Executive Vice President